

13010595



| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: April 30, 2014 |
| Estimated average burden hours per response . . . 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-43559 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/5

REPORT FOR THE PERIOD BEGINNING 1/1/2012 AND ENDING 12/31/2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**TRADITION ASIEL SECURITIES INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**75 PARK PLACE, 4TH FLOOR**

(No. and Street)

| **NEW YORK,** | **NEW YORK** | **10007** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**JUDITH A. RICCIARDI** **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name - if individual, state last, first, middle name)

| 5 Times Square | New York | New York | 10036-6523 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tradition | Asiel Securities Inc**, as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030034
Qualified in Nassau County
Commission Expires Sept. 7, 20 13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*



# STATEMENT OF FINANCIAL CONDITION

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America), Inc.)
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America), Inc.)

Statement of Financial Condition

December 31, 2012

## Contents

Report of Independent Registered Public Accounting Firm ........ 1

Statement of Financial Condition ........ 2
Notes to Statement of Financial Condition ........ 3



**Ernst & Young**

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Tradition Asiel Securities, Inc.

We have audited the accompanying statement of financial condition of Tradition Asiel Securities, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition Asiel Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2013

# Tradition Asiel Securities, Inc.

(A Wholly-Owned Subsidiary of Tradition (North America), Inc.)

## Statement of Financial Condition

December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash, including $175,000 of cash segregated for federal and other regulations | $ | 4,130,686 |
| Receivables from brokers, dealers and clearing organizations | | 29,661,225 |
| Deposits at clearing broker and clearing organizations | | 17,647,892 |
| Securities owned, at fair value | | 7,709,452 |
| Commissions receivable, net of allowance of $25,000 | | 6,330,652 |
| Employee loans and advances, net | | 1,732,692 |
| Due from Parent | | 21,436,120 |
| Due from affiliate | | 347,991 |
| Fixed assets, net | | 477,694 |
| Deferred tax asset | | 1,098,165 |
| Other assets | | 958,063 |
| Total assets | $ | 91,530,632 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 8,963,394 |
| Payables to brokers, dealers and clearing organizations | | 27,642,884 |
| Securities sold, not yet purchased, at fair value | | 727,659 |
| Deferred tax liability | | 389,050 |
| Due to affiliates | | 158,000 |
| Total liabilities | | 37,880,987 |
| | | |
| Stockholder's equity: | | |
| Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 1,254,999 |
| Retained earnings | | 52,394,645 |
| Total stockholder's equity | | 53,649,645 |
| Total liabilities and stockholder's equity | $ | 91,530,632 |

*The accompanying notes are an integral part of the statement of financial condition.*

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America), Inc.)

Notes to Statement of Financial Condition

December 31, 2012

## 1. Organization and Description of Business

Tradition Asiel Securities, Inc. ("TAS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition (North America), Inc. (the "Parent"), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition, a company also organized in. Switzerland. TAS is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, and the Financial Industry Regulatory Authority ("FINRA"). FINRA is the firm's designated self regulatory organization.

TAS is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, and municipal bonds.

TAS self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, the Options Clearing Corporation, and the Fixed Income Clearing Corporation. Other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the "Clearing Broker"). TAS does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

## 2. Significant Accounting Policies

### Basis of Accounting

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2012.

## 2. Significant Accounting Policies (continued)

### Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

### Commissions Revenue

The Company provides brokerage services from either agency or matched riskless principal transactions. Revenues from these transactions are recorded as follows:

*Agency Commissions* – The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

*Matched Principal* – The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy securities from one customer and sell them to another customer. The revenues from these transactions are recognized on trade date.

### Fixed Assets

Computer equipment and trading software are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful life of three years for both.

### Securities Transactions

Securities owned and securities sold short are stated at fair value. Fair value is generally based on quoted market prices on an active exchange. These transactions are recorded on trade date.

## 2. Significant Accounting Policies (continued)

Receivables from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on trade date. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive, and amounts payable to clearing organizations on open transactions.

### Commissions Receivable

Commissions receivable consists of commissions earned on securities transactions. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that an impairment loss has been incurred, the amount of loss is measured as the difference between the receivables carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

### Employee Loans

The Company extends forgivable loans to certain employees as terms of their employment contracts. These loans are amortized on a straight line basis over the life of the loan, which is typically two to three years. The Company expects to fully recover all expenses if the employees voluntarily terminate employment or are terminated for cause prior to the expiration of the contract.

**2. Significant Accounting Policies (continued)**

**Income Taxes**

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for recognition and measurement of uncertain tax positions in the statement of financial condition. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

**Fair Value Measurements**

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

ASU 2011-04, *Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04") clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-04 did not materially impact the statement of financial condition for the year ended December 31, 2012.

## 2. Significant Accounting Policies (continued)

### Goodwill

ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350)* ("ASU 2011-08") simplifies how entities test goodwill for impairment. This guidance allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test must be performed. ASU 2011-08 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company has performed testing of goodwill as of December 31, 2012 in accordance with the requirements of ASU 2011-08.

Goodwill and other intangible assets are not amortized, but instead periodically tested for impairment. The Company reviews goodwill for impairment on an annual basis.

### New Accounting Pronouncements

ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") requires entities to disclose additional information about financial instruments and derivative instruments in order to enable users of the statement of financial condition to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments are effective for fiscal years beginning on or after January 1, 2013. The adoption of ASU 2011-11 will not materially impact the statement of financial condition.

## 3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with a service level agreement, which is subject to renegotiation on an annual basis. Additionally, the Company advances the Parent funds in order to cover certain operating expenses of the Parent. Due from Parent in the accompanying statement of financial condition primarily includes the net non-interest bearing cash advances to cover these and other operating expenditures of the Parent and are due on demand.

**3. Related-Party Transactions (continued)**

On November 1, 2010, the Company entered into an income allocation and space sharing agreement (the "Agreement") with Avatar Capital Group, LLC ("Avatar"), a wholly owned subsidiary of an affiliate. Under the terms of the Agreement, the Company pays $10,000 per month for rent and administrative expenses to Avatar. Additionally, the Company retains all profits earned by a business line at Avatar equal to 100% of the commissions earned in accordance with the Agreement, less certain direct expenses.

Effective April 2012, Avatar began clearing municipal bonds for the Company, at which time, 100% of the income associated with these transactions was included in the Company's revenue. Subsequently, on November 1, 2012, the Company entered into the second amendment to the Agreement. This amendment states that Avatar is to retain 20% of the municipal bond income cleared on behalf of the Company.

Included in due from affiliate on the statement of financial condition is $347,991 related to the transactions described above between Avatar and the Company.

During the year ended December 31, 2012, the Company began clearing trades on behalf of an affiliate, Standard Credit Securities, Inc. ("SCS"), as per a previous clearing agreement. Included in due to affiliates on the statement of financial condition is $64,223 related to trades cleared by the Company for SCS.

The Company presents on a net basis certain related party receivables and payables when the requirements of ASC Topic 210-20, *Offsetting,* are met.

**4. Deposits at Clearing Broker and Clearing Organizations**

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2012, the Company had restricted cash of approximately $17.6 million including accrued interest with the Clearing Broker and clearing organizations. This amount is included in deposits at clearing broker and clearing organizations on the statement of financial condition.

## 5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2012 are comprised of the following:

| | Receivables | Payables |
|---|---|---|
| Securities failed to deliver/receive | $ 29,076,106 | $ 26,408,393 |
| Receivables from/payables to clearing organizations | 585,119 | 1,211,689 |
| Receivables from/payables to broker-dealers | – | 22,802 |
| Total | $ 29,661,225 | $ 27,642,884 |

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2012 without any adverse financial effect.

## 6. Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

- *Level 3:* Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

**6. Financial Instruments (continued)**

The Company discloses the amounts and reasons for transfers in and out of level 1 and level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes observable requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following is a description of the valuation methodologies used for investments measured at fair value:

- *Equities and U.S. government and agency securities*: Equities are valued at the closing price; U.S. government securities and agency securities are valued at the last price from active markets.

- *Corporate and municipal bonds:* Corporate bonds are valued using dealer quotes, bond market activity, and other market observable movements.

## 6. Financial Instruments (continued)

The following is a summary of the financial assets and liabilities measured at fair value as of December 31, 2012:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Securities owned: | | | | |
| Equities | $ 645,046 | $ - | $ - | $ 645,046 |
| U.S. government and agency securities | 4,997,600 | - | - | 4,997,600 |
| Corporate and municipal bonds | - | 2,066,806 | - | 2,066,806 |
| Total financial assets | $ 5,642,646 | $ 2,066,806 | $ - | $ 7,709,452 |
| **Financial liabilities** | | | | |
| Securities sold, not yet purchased: | | | | |
| Equities | $ 566,956 | $ - | $ - | $ 566,956 |
| Corporate and municipal bonds | - | 160,703 | - | 160,703 |
| Total financial liabilities | $ 566,956 | $ 160,703 | $ - | $ 727,659 |

There were no transfers between level 1 and level 2 measurements during the year ended December 31, 2012. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2012. There were no financial assets or liabilities in the level 3 category during the year ended December 31, 2012.

Included in securities owned as of December 31, 2012 are U.S. government securities on deposit at a clearing organization with a market value of approximately $5.0 million. These securities are used to satisfy the margin deposit requirement with the Fixed Income Clearing Corporation.

Securities sold, not yet purchased, commit the Company to deliver specified securities at pre determined prices, and thereby create a liability to purchase the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amounts reflected in the statement of financial condition.

## 7. Employee Benefits

The Company participates in the Parent's defined contribution plan covering substantially all employees who qualify as to age, length of service and employment date.

The Company contributes 40% of each participant's pre tax contributions, subject to a maximum of 6% of the participant's eligible compensation. In 2012, participants could contribute up to $17,000 with an additional $5,500 catch-up contribution for employees over 50 years old.

## 8. Fixed Assets

Fixed asset classifications at December 31, 2012 are summarized as follows:

| | |
|---|---|
| Computer equipment | $ 4,391 |
| Trading software | 506,033 |
| Less accumulated depreciation | (32,730) |
| Total fixed assets, net | $ 477,694 |

## 9. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by the Parent. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the deferred tax asset of $1,098,165 at December 31, 2012 is primarily attributed to the litigation provision and accrued payroll taxes, included in accounts payable and accrued expenses on the statement of financial condition. Deferred tax assets at December 31, 2012 are reflected without reduction for a valuation allowance. A deferred tax liability of $389,050 at December 31, 2012 is primarily attributed to a cumulative book to tax amortization difference. The principal reasons for the difference between

**9. Income Taxes (continued)**

the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes. The Company is required to make an the evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2012, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2012, the Parent's tax returns for 2009 through 2011 are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

**10. Regulatory Requirements**

TAS is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method permitted by the Rule, which requires TAS to maintain minimum net capital, as defined, of $1 million. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2012, TAS had net capital of approximately $18.2 million which was approximately $17.2 million in excess of the required net capital.

Under the clearing arrangements with the Clearing Broker, TAS is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, TAS was in compliance with all such requirements.

**10. Regulatory Requirements (continued)**

The Company introduces trades on a fully disclosed basis to the Clearing Broker and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii). For transactions which the Company self-clears, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined, for the benefit of an affiliate. The PAIB calculation is completed in order for this affiliate to classify its receivables from the Company as allowable assets in the affiliate's net capital calculation.

The Company maintains a separate reserve bank account for PAIB. The PAIB reserve requirement, as computed, totaled $22,802 at December 31, 2012. At December 31, 2012, the Company held $175,000 in the PAIB reserve account.

For the year-end December 31, 2012, the Company only cleared transactions for an affiliate broker-dealer.

**11. Commitments and Contingencies**

**Commitments**

The Company has obtained unsecured letters of credit amounting to $500,000 to satisfy margin requirements with a clearing organization.

**Contingencies**

The Company and its Parent have been named as defendants in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

**12. Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2012, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC").

Commissions receivable represent amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2012, approximately $1.1 million in commissions receivable is concentrated with the Clearing Broker and $3.2 million is concentrated with eight counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. For transactions in which the Clearing Broker extends credit to introduced customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company.

### 13. Guarantees

As described in Note 12, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

### 14. Goodwill

Goodwill of $350,000 is included in other assets on the statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

The Company completed its annual impairment analysis of goodwill as of December 31, 2012 and has determined that goodwill has not been impaired.

### 15. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 152,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

